Exhibit 99.28

CONSENT OF GOLDER ASSOCIATES LTD.

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the report evaluating the Essakane Gold Project in Burkina Faso entitled “IAMGOLD Corporation: Updated Feasibility Study Essakane Project Burkina Faso”, effective June 3, 2008, readdressed March 3, 2009 (the “Essakane Report”); and (2) the annual information form of the Corporation dated March 31, 2009, which includes reference to our name in connection with information relating to the Essakane Project, the Essakane Report and the properties described therein.

Date: March 31, 2009

GOLDER ASSOCIATES LTD.

/s/ Phillip Bedell
By:	Phillip Bedell
Title:	Principal